SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

On August 24, 2018, a consortium consisting of KEPCO and LG CNS entered into a 25-year power purchase agreement with the Guam Power Authority (GPA) in relation to the Guam solar power project. The consortium won a project to build, own and operate a photovoltaic power plant in Guam, United States, with a capacity of 60 megawatts for 25 years, including 32 megawatts-hour energy storage system (ESS). The total project cost is approximately US$200 million. KEPCO will hold a 70% equity interest in this project, and LG CNS will hold a 30% equity interest in it.

This project is remarkable as KEPCO won the photovoltaic power plant project in conjunction with energy storage system in the United States, which is the leading country of new energy business field.

Also, this project set an exemplary case for KEPCO and local companies to enter foreign markets together. The cosponsor, LG CNS will participate in construction and operation of the photovoltaic power plant, and other Korean companies will supply photovoltaic modules and batteries in this project.

KEPCO expects to generate a stable revenue stream and dividend income from this project through the long-term power purchase agreement.

Once financing arrangements are completed, the construction of the photovoltaic power plant is expected to commence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Baek, Woo-ki
Name:	Baek, Woo-ki
Title:	Head of Finance & IR Team

Date: August 24, 2018